[redacted]

11015090

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 14 2011
WASH. D.C.
211

SECI

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-46726

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-Jan-10 AND ENDING 31-Dec-10

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Cahn Capital Corp.** 10-015541-c5

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

820 Second Avenue- 2nd floor
(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stewart Cahn **212-355-0297**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stewart Cahn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cahn Capital Corp., as of December 31, 2010, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State Of New York
Queens County
Sworn To And Subscribed Before Me
This 11 Day Of February 2011
Notary Public

Basmatie Motee
Notary Public

W. Stewart Cahn
Signature

President
Title

BASMATIE MOTEE
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN QUEENS COUNTY
NO. 01MO6136418
MY COMMISSION EXPIRES NOV. 7, 2013

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Shareholder
Cahn Capital Corp.

We have audited the accompanying balance sheet of Cahn Capital Corp. as of December 31, 2010 and the related statement of operations and changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cahn Capital Corp. as of December 31, 2010 and the related statement of operations and changes in shareholder's equity, and cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

Donahue Associates, LLC
Monmouth Beach, New Jersey
February 5, 2011

Cahn Capital Corp.
Balance Sheet
As of December 31, 2010

ASSETS

Current assets:	
Cash	$11,970
Total Current Assets	$11,970
Other asset:	
Fixed assets- net	986
Security deposit	2,500
Total Assets	$15,456

LIABILITIES & SHAREHOLDER'S EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$1,893
Total Current Liabilities	$1,893
Shareholder's Equity:	
Common stock: 200 shares authorized at $50 par value 20 shares issued and outstanding	$1,000
Additional paid in capital	121,350
Retained deficit	(108,787)
Shareholder's equity	13,563
Total Liabilities & Shareholder's Equity	$15,456

Please see the notes to the financial statements.

Cahn Capital Corp.
Statement of Operations
For the Year Ended December 31, 2010

Revenues	$25,818
General and administrative expenses:	
Salary expense	$28,600
Rent expense	44,342
Insurance expense	7,674
Professional fees	16,700
General administration	28,173
Total general and administrative expenses	125,489
Net loss before income tax provision	($99,671)
Provision for income taxes	0
Net loss	($99,671)

Please see the notes to the financial statements.

Cahn Capital Corp.
Statement of Cash Flows
For the Year Ended December 31, 2010

Operating activities:	
Net loss	($99,671)
Adjustments to reconcile net loss items not requiring the use of cash:	
Loss on sale of assets	3,653
Depreciation expense	25
Changes in other operating assets and liabilities:	
Prepaid expense	4,820
Accounts payable & accrued expenses	824
Net cash used by operations	($90,349)
Investing activities:	
Security deposit	7,380
Net cash provided in investing activities	$7,380
Financing activities:	
Capital contributions	$60,000
Net cash provided by financing activities	$60,000
Net decrease in cash during the fiscal year	($22,969)
Cash at December 31, 2009	34,939
Cash at December 31, 2010	$11,970
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$0

Please see the notes to the financial statements.

Cahn Capital Corp.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2010

	Common Shares	Common Value	Paid in Capital	Retained Deficit	Total Equity
Balance at December 31, 2009	200	$1,000	$61,350	($9,116)	$53,234
Capital contributions			60,000		60,000
Net loss for the fiscal year				(99,671)	(99,671)
Balance at December 31, 2010	200	$1,000	$121,350	($108,787)	$13,563

Please see the notes to the financial statements.

Cahn Capital Corp.
Notes to the Financial Statements
For the Year Ended December 31, 2010

1. Organization

Cahn Capital Corp. (the Company) is a privately held corporation formed in New York in 1990 for the purpose of conducting business as a securities broker dealer (BD). As a BD, the Company is a member of the Financial Industry Regulatory Authority (FINRA) to advise corporations in the raising of senior debt, subordinated debt, equity. The Company provides investment banking services to clients located in the United States.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Revenues- Investment banking revenues and related fees are recorded when all contractual services have been provided by the Company and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as an S corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual shareholder and therefore, no provision for federal income taxes has been included in these consolidated financial statements.

Recent Accounting Pronouncements-

In August 2010, the FASB issued an exposure draft on lease accounting that would require entities to recognize assets and liabilities arising from lease contracts on the balance sheet. The proposed exposure draft states that lessees and lessors should apply a "right-of-use model" in accounting for all leases. Under the proposed model, lessees would recognize an asset for the right to use the leased asset, and a liability for the obligation to make rental payments over the lease term. The lease term is defined as the longest possible term that is "more likely than not" to occur. The adoption of the exposure draft will not have a material affect on the Company's financial statements.

3. Fair Value of Financial Instruments

Cash, security deposit, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2010.

4. Commitments and Contingencies

The Company was committed to a non-cancelable lease for office space in New York City, expiring in 2012. The minimum required base rent on the lease is as follows:

2011	$30,000
2012	22,500
Net minimum lease payments	$52,500

Rent expense for fiscal year 2010 was $44,342.

5. Net Capital Requirement

As a BD, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $5,000. The computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is as follows.

CREDIT:	
Shareholder's equity	$13,563
DEBITS:	
Non-allowable assets:	
Fixed assets- net	(986)
Security deposit	(2,500)
NET CAPITAL	$10,077
Less haircuts on securities	0
ADJUSTED NET CAPITAL	$10,077
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$5,077
AGGREGATE INDEBTEDNESS:	$1,893
AGGREGATE INDEBTEDNESS TO NET CAPITAL	18.79%
Excess net capital previously reported	$6,927
Less accrued expense adjustment	(1,850)
Excess net capital per audited report	$5,077

6. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2010 through the date of this report and found no material subsequent events reportable during this period.

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

The Shareholder
Cahn Capital Corp.

In planning and performing our audit of the financial statements of Cahn Capital Corp. for the year ended December 31, 2010, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and for safeguarding the occasional receipt of securities and cash until promptly remitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally

accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changing conditions or the effectiveness of their design may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that the errors or irregularities in material amounts in relation to the financial statements taken as a whole may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be a material weakness as defined above.

We understand that the internal control structure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that an internal control structure that does not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and our study, we believe the Company's practices and procedures were adequate as of December 31, 2010 to meet the Commission's objectives.

In addition, our review indicated the Company to be in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2010, and no facts came to our attention to indicate such conditions had not been complied with during the year.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we assessed the Company's revenues for the fiscal years and determined that no report on the Assessments and Payments to the Securities Investor Protection Corporation is required.

Donohue Associates, LLC

Monmouth Beach, N.J.
February 5, 2011